                                                                      Exhibit 12

                      UNION PACIFIC RESOURCES GROUP INC.

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                    (Amounts in Thousands, Except Ratios)
                                 (Unaudited)

                                                                                       Years Ended December 31,
                                                                 ----------------------------------------------------------------
                                                                      1997           1996          1995         1994         1993
                                                                      ----           ----          ----         ----         ----
Earnings from continuing operations before income taxes(a)        $466,434         $472,575     $457,979      $520,703    $440,077

Add (deduct) distributions greater (to extent less) than
     income of unconsolidated affiliates......................      (3,790)          (4,147)       2,263        (5,449)      1,323

Fixed charges from below......................................      64,473           57,702       27,566        11,841      10,809

Capitalized interest included in fixed charges................      (3,846)            (157)        (972)         (909)     (1,475)
                                                                  --------         --------     --------      --------    --------

         Earnings available for fixed charges.................    $523,270         $525,973     $486,836      $526,186    $450,734
                                                                  ========         ========     ========      ========    ========

Fixed charges:
     Interest expense, including amortization of debt
       expense/discount(b)....................................    $ 53,108         $ 50,582     $ 19,143      $  4,612    $  3,143
     Portion of rentals representing an interest factor.......       7,519            6,693        7,451         6,320       6,191
     Interest capitalized.....................................       3,846              157          972           909       1,475
                                                                  --------         --------     --------      --------    --------
         Total fixed charges..................................    $ 64,473         $ 57,702     $ 27,566      $ 11,841    $ 10,809
                                                                  ========         ========     ========      ========    ========


Ratio of earnings to fixed charges............................         8.1              9.1         17.7          44.4        41.7
                                                                       ===              ===         ====          ====        ====

(a) Before cumulative effect of changes in accounting principles of $59,032 in 1993.

(b) Beginning in 1995, interest expense includes the effects of debt incurred in October 1995 in connection with the Company's asset restructuring and initial public offering and debt incurred in October and November 1996 to refinance such initial debt (see Note 2 to the Consolidated
    Financial Statements).